FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or

Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities

Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents,

which are attached hereto and incorporated by reference herein:

1. Magic Software’s uniPaaS Jet Opens the Door to a New Generation of Application Developers

Press Release

Magic Software’s uniPaaS Jet Opens the Door to a New Generation of Application Developers

New uniPaaS Jet edition has already been downloaded and used by thousands of developers

Or-Yehuda, Israel, March 16, 2011 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of cloud and on-premise application platform and business integration solutions, announced that the uniPaaS Jet application development platform is now available. The company has revealed that thousands of developers have already downloaded and are currently using uniPaaS Jet.

uniPaaS Jet is a single-user edition of Magic Software’s uniPaaS and is now available for free development and deployment. uniPaaS greatly simplifies the process of building and deploying mobile, cloud, Software-as-a-Service (SaaS), and rich internet applications (RIA). Its application engine makes developing business applications easier, resulting in a faster time to market. The uniPaaS metadata-driven methodology enables developers to focus on their business vision rather than on programming.

uniPaaS plays a key role in the success of Magic Software’s many partners and software vendors, as well as independent developers. They have been using uniPaaS to create and develop thriving businesses, and they know that uniPaaS is a vital ingredient in their success. uniPaaS Jet is an ideal gateway for new developers who want to join Magic Software’s global community.

uniPaaS Jet is a new edition of uniPaaS and will be released along with all future uniPaaS releases. In addition, an extensive collection of sample applications and How-Tos are included to help new users get started quickly.

“Magic Software’s uniPaaS Jet gives developers the chance to explore their business ideas immediately, and to take advantage of new opportunities as their business grows,” said Eyal Pfeifel, Chief Technology Officer at Magic Software. “We are confident that the thousands of new developers will enjoy the uniPaaS Jet experience and will bring new and exciting business initiatives to the market.”

Click this link to download uniPaaS Jet: http://web.magicsoftware.com/unipaas-jet-download.

Find Magic Software on Facebook: http://www.facebook.com/pages/Magic-Software-Enterprises/18591912676.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of cloud and on-premise application platform and business integration solutions. For more information, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd. All other trademarks are the trademarks of their respective owners.

# # #

Press contact:

Tania Amar

Magic Software Enterprises
Tel. +972 3 538 9292

Email: tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2011	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software’s uniPaaS Jet Opens the Door to a New Generation of Application Developers

Exhibit 10.1